Exhibit 99.64

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

STANDARD LITHIUM ANNOUNCES PUBLIC OFFERING OF COMMON SHARES CO-LED BY ROTH CANADA AND ECHELON WEALTH PARTNERS

Vancouver, BC—2nd December, 2020 – Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLL) (OTCQX: STLHF) (FRA: S5L), announced today that is has filed a preliminary short form prospectus with the securities regulatory authorities in each of the Provinces of Canada, other than the Province of Quebec, in connection with a marketed public offering (the “Offering”) of common shares (the “Shares”) of the Company. Final pricing and the determination of the maximum number of Common Shares to be sold pursuant to the Offering will be determined in the context of the market prior to the filing of the final short form prospectus in respect of the Offering. The Offering is being conducted on a “best efforts” agency basis by Roth Canada, ULC (“Roth Canada”) and Echelon Wealth Partners Inc. (“Echelon” and together with Roth Canada, the “Co-Lead Agents”), as co-lead agents and joint bookrunners, together with Roth Capital Partners LLC as the exclusive placement in the United States (the “U.S. Placement Agent”, together with the Co-Lead Agents, the “Agents”). The Company has agreed to grant the Agents an option (the “Over-Allotment Option”), exercisable in whole or in part at the sole discretion of the Agents, to purchase from the Company up to an additional 15% of the Shares sold under the Offering, on the same terms and conditions of the Offering to cover over-allotments, if any, and for market stabilization purposes.

Closing of the Offering is subject to customary closing conditions, including, but not limited to, execution of an agency agreement and receipt of all necessary regulatory approvals, including the approval of the securities regulatory authorities and the TSX Venture Exchange (the “TSXV”).

The Company intends to use the net proceeds of the Offering to fund ongoing work programs to advance the LANXESS Property, including ongoing testing and optimization work underway at the SiFT lithium carbonate crystallization pilot plant and the direct lithium extraction demonstration plant (which utilizes the Company’s proprietary LiSTR technology) (the “Demonstration Plant”), preliminary engineering work to advance commercial development of the Company’s proprietary lithium extraction process and negotiation and development of a joint venture with LANXESS Corporation, and for working capital and general corporate purposes

The Company will use commercially reasonable efforts to list the Shares on the TSXV, subject to the Company fulfilling all of the listing requirements of the TSXV. A copy of the preliminary short form prospectus is available under the Company’s profile at www.sedar.com or by email request to Roth Canada at ecm@rothcanada.ca or Echelon at ECM@echelonpartners.com.

The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About Standard Lithium Ltd.

Standard Lithium (TSXV: SLL) is an innovative technology and lithium development company. The company’s flagship project is located in southern Arkansas, where it is engaged in the testing and proving of the commercial viability of lithium extraction from over 150,000 acres of permitted brine operations. The Company has commissioned its first-of-a-kind industrial scale Direct Lithium Extraction Demonstration Plant at LANXESS’ South Plant facility in southern Arkansas. The Demonstration Plant utilizes the Company’s proprietary LiSTR technology to selectively extract lithium from LANXESS’ tailbrine. The Demonstration Plant is being used for proof-of-concept and commercial feasibility studies. The scalable, environmentally-friendly process eliminates the use of evaporation ponds, reduces processing time from months to hours and greatly increases the effective recovery of lithium. The company is also pursuing the resource development of over 30,000 acres of separate brine leases located in southwestern Arkansas and approximately 45,000 acres of mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium is listed on the TSX Venture Exchange under the trading symbol “SLL”; quoted on the OTC—Nasdaq Intl Designation under the symbol “STLHF”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at www.standardlithium.com

On behalf of the Board of Standard Lithium Ltd.

Robert Mintak, CEO & Director

For further information, contact Anthony Alvaro at (604) 240 4793

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to information regarding the requisite regulatory approvals, anticipated development of the Company’s projects and assets, anticipated use of the net proceeds of the Offering, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by the Company, including expectations and assumptions regarding the terms, timing and potential completion of the Offering, satisfaction of regulatory requirements in various jurisdictions, and the anticipated use of the net proceeds of the Offering. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Forward-looking statements involve risks, uncertainties and other factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s filings with Canadian securities regulators. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affections such statements and information other than as required by applicable laws, rules and regulations.